CONSENT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors

Reese Corp. (A Development Stage Company)

We consent to the use of our report dated August 9, 2004, on the balance sheet of Reese Corp. (A Development Stage Company), as of June 30, 2004, and the related consolidated statements of operations, cash flows and stockholders' deficiency for the year ended June 30, 2004, included in this registration statement and prospectus on Form SB-2 dated September 2, 2004.  We also consent to the reference to our firm under the heading "Interests of Named Experts and Counsel" in the prospectus.  Our report dated August 9, 2004 contains additional comments that state that conditions and events exist that cast substantial doubt about the Company's ability to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

“Amisano Hanson”
Amisano Hanson, Chartered Accountants

Vancouver, BC, Canada
September 2, 2004